Exhibit 21
Active Subsidiaries of Registrant

Name	State of Organization

Kinro, Inc.	Ohio

Kinro Manufacturing, Inc.	Delaware

Kinro Holding, Inc.	New York

Kinro Texas Limited Partnership	Texas

Kinro Tennessee Limited Partnership	Tennessee

Lippert Components, Inc.	Delaware

Lippert Holding, Inc.	New York

Lippert Components Manufacturing, Inc.	Delaware

Lippert Components Texas Limited Partnership	Texas

Lippert Tire & Axle, Inc.	Delaware

Lippert Tire & Axle Holding, Inc.	New York

Lippert Tire & Axle Texas Limited Partnership	Texas

Coil Clip, Inc.	Delaware

BBD Realty Texas Limited Partnership	Texas

LD Realty, Inc.	Delaware

Zieman Manufacturing Company	California

Trailair, Inc.	Missouri

LTM Manufacturing, LLC	Kansas

Lippert Components of Canada, Inc.	Ontario, Canada